UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Impel Neuropharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45258K109

(CUSIP Number)

April 27, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45258K109

1.	Names of Reporting Persons 5AM Ventures V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,309,791 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,309,791 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,309,791 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)             This Schedule 13G is filed by 5AM Ventures V, L.P., a Delaware limited partnership (“Ventures V”), 5AM Partners V, LLC, a Delaware limited liability company (“Partners V”), 5AM Opportunities I, L.P., a Delaware limited partnership (“Opportunities”), 5AM Opportunities I (GP), LLC, a Delaware limited liability company (“Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Parmar”) and Dr. Scott M. Rocklage (“Rocklage”) and together with Ventures V, Partners V, Opportunities, Opportunities GP, Schwab and Parmar, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Partners V serves as the sole general partner of Ventures V. Schwab, Parmar and Rocklage are managing members of Partners V and share voting and dispositive power over the shares held by Ventures V.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of April 27, 2021.

(3)             This percentage is calculated based on 19,422,929 shares of Common Stock outstanding as of as of April 27, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2021 pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended.

CUSIP No. 45258K109

1.	Names of Reporting Persons 5AM Partners V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,309,791 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,309,791 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,309,791 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)             This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Includes 2,309,791 shares of Common Stock held by Ventures V.  Partners V serves as the sole general partner of Ventures V.  Schwab, Parmar and Rocklage are managing members of Partners V and share voting and dispositive power over the shares held by Ventures V.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of April 27, 2021.

(3)             This percentage is calculated based on 19,422,929 shares of Common Stock outstanding as of as of April 27, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the SEC on April 23, 2021 pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended.

CUSIP No. 45258K109

1.	Names of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 575,000 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 575,000 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,000 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)             This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Opportunities GP serves as the sole general partner of Opportunities.  Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of April 27, 2021.

(3)             This percentage is calculated based on 19,422,929 shares of Common Stock outstanding as of as of April 27, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the SEC on April 23, 2021 pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended.

CUSIP No. 45258K109

1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 575,000 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 575,000 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,000 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)             This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Includes 575,000 shares of Common Stock held by Opportunities.  Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of April 27, 2021.

(3)             This percentage is calculated based on 19,422,929 shares of Common Stock outstanding as of as of April 27, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the SEC on April 23, 2021 pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended.

CUSIP No. 45258K109

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,884,791 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,884,791 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,884,791 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)             This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Includes 2,309,791 shares of Common Stock held by Ventures V and 575,000 shares of Common Stock held by Opportunities.  Partners V serves as the sole general partner of Ventures V.  Schwab, Parmar and Rocklage are managing members of Partners V and share voting and dispositive power over the shares held by Ventures V.  Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of April 27, 2021.

(3)             This percentage is calculated based on 19,422,929 shares of Common Stock outstanding as of as of April 27, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the SEC on April 23, 2021 pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended.

CUSIP No. 45258K109

1.	Names of Reporting Persons Dr. Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,884,791 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,884,791 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,884,791 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)             This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Includes 2,309,791 shares of Common Stock held by Ventures V and 575,000 shares of Common Stock held by Opportunities.  Partners V serves as the sole general partner of Ventures V.  Schwab, Parmar and Rocklage are managing members of Partners V and share voting and dispositive power over the shares held by Ventures V.  Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of April 27, 2021.

(3)             This percentage is calculated based on 19,422,929 shares of Common Stock outstanding as of as of April 27, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the SEC on April 23, 2021 pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended.

CUSIP No. 45258K109

1.	Names of Reporting Persons Dr. Scott M. Rocklage

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,309,791 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,309,791 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,309,791 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)             This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)             Includes 2,309,791 shares of Common Stock held by Ventures V.  Partners V serves as the sole general partner of Ventures V.  Schwab, Parmar and Rocklage are managing members of Partners V and share voting and dispositive power over the shares held by Ventures V.   The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of April 27, 2021.

(3)             This percentage is calculated based on 19,422,929 shares of Common Stock outstanding as of as of April 27, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the SEC on April 23, 2021 pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended.

Item 1.
	(a)	Name of Issuer Impel Neuropharma, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 201 Elliott Ave. W Suite 260 Seattle, WA 98119

Item 2.
(a)

Name of Person Filing
5AM Ventures V, L.P. (“Ventures V”)

5AM Partners V, LLC (“Partners V”)

5AM Opportunities I, L.P. (“Opportunites”)

5AM Opportunities I (GP), LLC (“Opportunities GP”)

Andrew J. Schwab (“Schwab”)

Dr. Kush Parmar (“Parmar”)

Dr. Scott M. Rocklage (“Rocklage”)

	(b)	Address of Principal Business Office or, if none, Residence c/o 5AM Ventures 501 Second Street, Suite 350 San Francisco, CA 94107
	(c)	Citizenship
		Entities:	5AM Ventures V, L.P.	-	Delaware
			5AM Partners V, LLC	-	Delaware
			5AM Opportunities I, L.P.	-	Delaware
			5AM Opportunities I (GP), LLC	-	Delaware

		Individuals:	Schwab	-	United States of America
			Parmar	-	United States of America
			Rocklage	-	United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 45258K109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)

Ventures V (1) (2)	2,309,791		2,309,791		2,309,791	2,309,791	11.9%

Partners V (1) (2)			2,309,791		2,309,791	2,309,791	11.9%

Opportunities (3) (4)	575,000		575,000		575,000	575,000	3.0%

Opportunities GP (3) (4)			575,000		575,000	575,000	3.0%

Schwab (1) (2) (3) (4)			2,884,791		2,884,791	2,884,791	14.9%

Parmar (1) (2) (3) (4)			2,884,791		2,884,791	2,884,791	14.9%

Rocklage (1) (2)			2,309,791		2,309,791	2,309,791	11.9%

(1)               Includes 2,309,791 shares of Common Stock held by Ventures V.

(2)               Partners V serves as the sole general partner of Ventures V. Schwab, Parmar and Rocklage are managing members of Partners V and share voting and dispositive power over the shares held by Ventures V.

(3)               Includes 575,000 shares of Common Stock held by Opportunities.

(4)               Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.

(5)               This percentage is calculated based on 19,422,929 shares of Common Stock outstanding as of as of April 27, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the SEC on April 23, 2021 pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2021

5AM Ventures V, L.P.		5AM Partners V, LLC

By:	5AM Partners V, LLC
its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

5AM Opportunities I, L.P.		5AM Opportunities I (GP), LLC

By:	5AM Opportunities I (GP),LLC
its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

	/s/ Andrew J. Schwab		/s/ Dr. Scott M. Rocklage
	Andrew J. Schwab		Dr. Scott M. Rocklage

/s/ Dr. Kush Parmar
Dr. Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the

Common Stock of Impel Neuropharma Inc. is filed on behalf of each of us.

Dated: May 7, 2021

5AM Ventures V, L.P.		5AM Partners V, LLC

By:	5AM Partners V, LLC
its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

5AM Opportunities I, L.P.		5AM Opportunities I (GP), LLC

By:	5AM Opportunities I (GP),LLC
its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

	/s/ Andrew J. Schwab		/s/ Dr. Scott M. Rocklage
	Andrew J. Schwab		Dr. Scott M. Rocklage

/s/ Dr. Kush Parmar
Dr. Dr. Kush Parmar